Mail Stop 6010

January 4, 2008

Eugene Malobrodsky
Intelligent Buying, Inc.
260 Santa Ana Court
Sunnyvale CA 94085

>   **Re: Intelligent Buying, Inc.**
>   **Amendment No. 8 to Registration Statement on Form SB-2**
>   **Filed December 28, 2007**
>   **File No. 333-133327**

Dear Mr. Malobrodsky:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis or Plan of Operation, page 22

1.   Please expand to disclose any material changes in your trends, results of operations, and/or financial condition for the most recently completed quarter, or advise us that there have been no material changes.

Results of Operations for the Comparative Years Ended December 31, 2006 and December 31, 2005, page 29

2.   Please reconcile the total selling and general and administrative expense of $205,954 on page 30 with the total expense of $654,454 on page F-3.

Executive Compensation, page 35

3.   Please update to provide compensation disclosure through the year ended December 31, 2007, or clarify that the current disclosure applies through that date.

Note 3. Notes Payable – Related Party, page F-8

4.   Please refer to prior comments 7 and 8. We note that your financial statements for the fiscal year ended December 31, 2006, have been restated to value the shares at $.75 per share. Please revise your Form SB-2 to include all disclosures required by paragraph 26 of SFAS 154 and clearly label the appropriate columns as "restated."

5.   In this regard, have your auditors tell us why auditing standards do not require them to reference the error correction and to dual date their audit report.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may Angela Crane, Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

                                        Sincerely,

                                        Peggy Fisher
                                        Assistant Director

cc (via fax): Robert Diener, Esq.